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                                   Filed by Engineered Support Systems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933
                                    And Deemed Filed Pursuant to Rule 14a-12
                                            Under the Securities Act of 1934
                           Subject Company: Engineered Support Systems, Inc.
                                               Commission File No. 000-13880



                                   FAQ'S

1.   WHY IS THE SALE OF ESSI TO DRS CALLED A "MERGER"?

     As you are no doubt already aware, DRS and ESSI have entered into a merger agreement that provides for the acquisition of ESSI by DRS. Under the merger agreement, ESSI will merge with a newly-formed and wholly-owned subsidiary of DRS. After the merger, ESSI will be the surviving corporation and a wholly-owned subsidiary of DRS.

2.   WHAT IS THE STATUS OF THE SALE TO DRS?

     DRS and ESSI are working to complete the transaction as quickly as possible. However, we cannot predict the exact timing of the sale because it is subject to, among other things, regulatory approvals.

3. I AM TRYING TO DETERMINE WHETHER TO SELL MY SHARES NOW, OR WAIT TO EXCHANGE MY SHARES FOR MERGER CONSIDERATION AT THE TIME THE TRANSACTION IS COMPLETED. WILL MY TAX CONSEQUENCES CHANGE DEPENDING ON WHEN I SELL AND WHETHER THE TRANSACTION IS COMPLETED IN 2005 OR 2006?

     You should consult your tax advisor or financial planner with regard to the specific tax consequences of the transaction to you.

4. WILL THE SALE OF ESSI TO DRS HAVE AN IMPACT ON OUR REVIEW PERIODS AND ANNUAL SALARY INCREASES?

     Assuming the merger is completed, all ESSI employees will move to an April 1 - March 31 review period beginning April 1, 2007 for the prior 12-month period. DRS has a formal review process for all employees. Salary increases, if any, at each company will be determined (as they are now) by the financial and operating performance of each respective ESSI company as well as other factors in accordance with DRS's compensation program. Any salary increases will be effective at the beginning of June of each year.

5. AFTER THE MERGER, IS IT ANTICIPATED THAT DRS WILL HAVE A STOCK PURCHASE PLAN? WE UNDERSTAND THEY DO NOT HAVE ONE AT THIS TIME.

     DRS does not have a stock purchase plan.

6.   WHAT WILL HAPPEN TO OUR 401(K) PLAN THROUGH PRUDENTIAL RETIREMENT? WILL IT


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     STOP, CONTINUE, OR BE MOVED TO ANOTHER COMPANY?

     All ESSI employees will be eligible to participate in the DRS 401(k) plan which is administered by Fidelity with most of the funds being Fidelity sponsored funds. There are several options being considered for the current 401(k) plan. We anticipate that decision will be made well before the close of the transaction and we will inform employees as soon as practical.

7. CAN EMPLOYEES SEND IN THEIR ESSI STOCK CERTIFICATES NOW TO RECEIVE CASH AND DRS STOCK.

     No, you must wait until the merger transaction is completed. At that time, shareholders will receive written instructions from the exchange agent on how to exchange their ESSI stock certificates.

8.   WHAT ABOUT ESSIPAC CONTRIBUTIONS?

     While no final decision has been made, it is anticipated that the ESSIPAC will be merged into DRS's PAC after the transaction closes and employees can continue to contribute through payroll deductions.

9. CERTAIN EMPLOYEES MAY HAVE HEARD RUMORS THAT THE SEI RETIREMENT PLAN, MAY BE FROZEN, RESULTING IN NO MORE MULTIPLIER YEARS, AND A FREEZE OF THE FIVE YEAR HIGH SALARY AVERAGE. THE MAJORITY OF LONG TERM SEI EMPLOYEES THAT ARE COVERED BY THIS PLAN ARE LONG TIME EMPLOYEES WITH MANY YEARS OF SERVICE, BEGINNING AT EMERSON ELECTRIC AT A TIME WHEN COMPANY DEFINED BENEFIT PENSION PLANS WERE CONSIDERED AN ESSENTIAL INGREDIENT WITHIN AN EMPLOYEE'S OVERALL BENEFITS PACKAGE AND A SIGNIFICANT COMPONENT OF THEIR RETIREMENT. WHAT SPECIFICALLY IS GOING TO HAPPEN TO THE SEI RETIREMENT PENSION PLAN?

     There is no plan to freeze or terminate the SEI DEFINED BENEFIT pension plan at this time. DRS has other companies they have acquired with similar pension plan arrangements. There are no guarantees the SEI Retirement Plan will continue (no such guarantees were in place with either Emerson or ESCO). If the SEI Retirement Plan were to be frozen or terminated, employees would not lose what they have earned up through that date.

10.  WILL MEDICAL INSURANCE COVERAGE CONTINUE TO BE OFFERED AT TIME OF
     RETIREMENT?

     Yes, DRS's current plan is to continue retiree medical coverage to retirees who are currently eligible. However, there are no guarantees that this plan will continue, and if it does, that the plan will continue at same level of benefit or cost to the retiree.


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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT: DRS and ESSI
intend to file with the Securities and Exchange Commission one or more registration statements on Form S-4 that will include a joint prospectus and proxy statement to stockholders of DRS and ESSI and other relevant documents in connection with the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, ESSI AND THE PROPOSED TRANSACTION.

You can obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from ESSI, 201 Evans Lane, St. Louis, MO 63121, Attn: Investor Relations, and from DRS Technologies, Inc., 5 Sylvan Way, Parsippany, NJ 07054, Attn: Investor Relations. In addition, you may access copies of the documents filed with the Securities and Exchange Commission by ESSI on its web site at http://www.engineeredsupport.com, and you may access copies of the documents filed with the Securities and Exchange Commission by DRS on its web site at http://www.drs.com. ESSI, DRS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding DRS's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by DRS on June 30, 2005, and information regarding ESSI's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Engineered Support Systems on January 31, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.